June 17, 2011

VIA EDGAR

James E. O'Connor, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	(i) Pre-Effective Amendment No. 1 to the Registration Statement
of Robeco-Sage Multi-Strategy Fund, L.L.C. (the "Fund")
on Form N-14 8C (File Nos. 811-21778 and 333-174009); and

(ii) Preliminary Proxy Statement for the Fund and Robeco-Sage Triton Fund, L.L.C. (File No. 811-21472), Robeco-Sage Multi-Strategy TEI Institutional Fund, L.L.C. (File No. 811-22225), Robeco-Sage Multi-Strategy TEI Fund, L.L.C. (File No. 811-22377), Robeco-Sage Multi-Strategy TEI Master Fund, L.L.C. (File No. 811-2222), Robeco-Sage Multi-Strategy Institutional Fund, L.L.C. (File No. 811-22224) and Robeco-Sage Multi-Strategy Master Fund, L.L.C. (File No. 811-22223) (collectively, the "Funds")

Dear Mr. O'Connor:

On behalf of the Fund, transmitted for filing with the Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, is Pre-Effective Amendment No. 1 to the Fund's registration statement on Form N-14 8C relating to the acquisition by the Fund of the assets and stated liabilities of Robeco-Sage Multi-Strategy TEI Fund, L.L.C. (the "Prospectus/Proxy Statement").  The Prospectus/Proxy Statement is being filed in order to respond to your comments to the Fund's Registration Statement on Form N-14 8C filed on May 6, 2011, received on June 1, 2011 and June 2, 2011, and to update certain information contained therein.

The Prospectus/Proxy Statement also contains an additional proposal relating to the approval of new Investment Advisory Agreements with Arden Asset Management LLC ("Arden"), which is applicable to all of the Funds.  Because of this additional proposal, the Prospectus/Proxy Statement is being separately filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, as a preliminary proxy statement for the special joint meeting of the members of the Funds, to be held on or about September 9, 2011.

Please call me at (212) 756-2131 with any comments on the Prospectus/Proxy Statement or if you have any questions regarding this filing.

Thank you for your assistance regarding this matter.

Sincerely yours,

/s/	George M. Silfen
George M. Silfen